Exhibit 99.1

TransAct Technologies Incorporated Confirms Receipt of Director Nominations

No Stockholder Action Required at This Time

HAMDEN, CT — (February 10, 2022) — TransAct Technologies Incorporated (“the Company”) (NASDAQ: TACT), a global leader in developing software-driven technology and printing solutions for high-growth markets, today confirmed the receipt of a nomination notice for two candidates to stand for election to the Company’s Board of Directors (the “Board”) at the Company’s 2022 Annual Meeting of Stockholders. Stockholders are not required to take any action at this time.

The Company issued the following statement:

TransAct Technologies has maintained an open dialogue with individuals from 325 Capital and Harbert Management Corporation and the Board of Directors welcomes open, constructive feedback regarding the common goal of driving value for all stockholders. TransAct Technologies remains focused on designing and executing a business strategy aligned with the best interests of the Company and all of its shareholders.

The Board will review the director nominations and, if appropriate, will present its formal recommendation regarding director nominations in the Company’s definitive proxy materials that will be filed with the Securities and Exchange Commission and mailed to shareholders eligible to vote at the 2022 Annual Meeting, which has not yet been scheduled.

About TransAct Technologies Incorporated

TransAct Technologies Incorporated is a global leader in developing software-driven technology and printing solutions for high-growth markets including food service, casino and gaming, POS automation, and oil and gas. The Company’s solutions are designed from the ground up based on customer requirements and are sold under the BOHA!™, AccuDate™, EPICENTRAL®, Epic®, Ithaca® and Printrex® brands. TransAct has sold over 3.3 million printers and terminals around the world and is committed to providing world-class service, spare parts and accessories to support its installed product base. Through the TransAct Services Group, the Company also provides customers with a complete range of supplies and consumable items both online at http://www.transactsupplies.com and through its direct sales team. TransAct is headquartered in Hamden, CT. For more information, please visit http://www.transact-tech.com or call (203) 859-6800.

BOHA! is a trademark of TRANSACT Technologies Incorporated. ©2021 TRANSACT Technologies Incorporated. All rights reserved.

Contacts:

Investor Relations Contacts:

Ryan Gardella

Ryan.Gardella@icrinc.com